NEWS RELEASE

EMX Appoints Geoff Smith as Independent Director and Announces Stock Option Grant

Vancouver, British Columbia, July 5, 2022 (NYSE American: EMX; TSX Venture: EMX; Frankfurt: 6E9) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce that Mr. Geoff Smith has been appointed to the Board of Directors of the Company, effective July 5, 2022.

The appointment of Mr. Smith as a director, which expands the board from six to seven directors, results from a rigorous process to identify prospective directors that will add valuable experience and insight to the board.  Following the appointment of Mr. Smith, the board will comprise of five independent directors and two non-independent directors.

Geoff Smith - Mr. Smith brings to the board the benefit of 17 years of M&A and corporate finance experience having advised on or financed many of the largest, most complex and innovative streaming transactions in the past 10 years. Mr. Smith currently serves as the President & Chief Operating Officer of Carbon Streaming Corporation, an ESG principled company offering investors exposure to carbon credits, a key instrument used by both governments and corporations to achieve their carbon neutral and net-zero climate goals.  Prior to joining Carbon Streaming, he served as Managing Director within Scotiabank's investment banking division as part of a team that was critical to both structuring and financing billions of dollars of royalties and streams in the natural resource sector. Mr. Smith holds an Honours Bachelor of Commerce Degree from Queen's University (Canada) and is a CFA charterholder.

Stock Option Grant - The Company also announces that its board of directors has approved the grant of 100,000 incentive stock options to its newly appointed board member Mr. Smith pursuant to the Company's Stock Option Plan. These stock options will vest immediately and be exercisable to purchase one common share in the capital of the Company for a period of five (5) years from the date of grant, at a price of $2.45 per share, expiring on July 5, 2027. The stock options are non-transferable, and any common shares issued upon the exercise thereof will be subject to a four-month hold period from the date of grant pursuant to the policies of the TSX-V Exchange. The grant is subject to acceptance by the TSX Venture Exchange.

About EMX.  EMX is a precious, base and battery metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol "EMX", and also trade on the Frankfurt exchange under the symbol "6E9". Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole President and CEO Phone: (303) 973-8585 Dave@EMXroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@EMXroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the
TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel: (604) 688-6390   Fax: (604) 688-1157

www.EMXroyalty.com